22004478

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SEC FILE NUMBER
8-68852

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** (MM/DD/YY) AND ENDING **12/31/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Vista Point Advisors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 Mission Street, Suite 2650
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Lyon	**(415) 722-3506**	**mike@vistapointadvisors.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	**Walnut Creek**	**California**	**94598**
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	**3381**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Lyon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vista Point Advisors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached California Jurat

Signature: Michael D. Lyon

Title: Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

_____________________ *Signature of Document Signer No. 1*

_____________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me

on this 28th (Date) day of February (Month), 20 22 (Year), by

(1) Michael Lyon

(and (2) _____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

I. HUARACHA
Notary Public - California
San Francisco County
Commission # 2390794
My Comm. Expires Jan 14, 2026

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____________________

Document Date: _____________________ Number of Pages: __________

Signer(s) Other Than Named Above: _____________________

VISTA POINT ADVISORS, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Capital	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 14
Supporting Schedules	15
Schedule I:	16
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 ("SEA")	
Reconciliation with Company's Net Capital Computation	
Schedules II:	17
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	
Report on Exemption Provisions	18
Review Report of Independent Registered Public Accounting Firm	19
SEA Rule 15c3-3 Exemption Report	20

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vista Point Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vista Point Advisors, LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vista Point Advisors, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vista Point Advisors, LLC's management. Our responsibility is to express an opinion on Vista Point Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vista Point Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 ("SEA)" and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Vista Point Advisors, LLC's financial statements. The supplemental information is the responsibility of Vista Point Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as Strategic Marketing Solutions Ltd., LLC's auditor since 2015.
Walnut Creek, California
February 25, 2022

VISTA POINT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	5,900,649
Investment in securities		4,308,576
Prepaid expenses		128,352
Notes receivable from members		978,390
Deposits		87,523
Equipment under finance lease		7,428
Operating lease right-of-use assets		1,388,558
Total assets	$	12,799,476

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	1,331,495
Deferred revenue		160,000
Operating lease liability		1,530,874
Other liabilities		7,428
Refundable deposits payable		43,740
Total liabilities		3,073,537
Members' capital		9,725,939
Total liabilities and members' capital	$	12,799,476

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE	
Investment banking fees	$ 53,336,196
Interest income	16,967
Realized gains	378,502
Unrealized gains	2,633,557
Other income	340,767
Total revenue	56,705,989
EXPENSES	
Compensation and benefits	40,331,844
Professional fees	788,104
Occupancy and equipment rental	483,159
Depreciation	148,707
Software expenses	44,520
Other operating expenses	985,218
Total expenses	42,781,552
Net income	$ 13,924,437

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2021

Members' capital as of January 1, 2021	$ 5,059,006
Distributions	(9,257,504)
Net income	13,924,437
Members' capital, as of December 31, 2021	$ 9,725,939

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 13,924,437
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	148,707
Unrealized gains	(2,633,557)
Amortization of financed property and equipment	6,031
Purchase of preferred stock	(710,000)
Sale of preferred stock	495,874
Realized gain on sale of preferred stock	(435,821)
Realized gain on sale of property and equipment	(2,734)
Interest income	(16,967)
(Increase) decrease in:	
Prepaid expenses	37,625
Operating lease right-of-use assets	370,432
Increase (decrease) in:	
Accounts payable and accrued expenses	805,447
Deferred revenue	85,000
Operating lease liability	(381,567)
Net cash provided by operating activities	11,692,907
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(148,707)
Sale of property and equipment	2,734
Net cash used in investing activities	(145,973)
CASH FLOWS FROM FINANCING ACTIVITIES	
Forgiveness of loan payable	(340,767)
Reduction of finance lease liability	(6,031)
Distributions	(9,257,504)
Net cash used in financing activities	(9,604,302)
Net increase in cash	1,942,632
Cash, beginning of period	3,958,017
Cash, end of period	$ 5,900,649

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Vista Point Advisors, LLC (the "Company") was organized as a Delaware limited liability company on January 13, 2011 and is located in San Francisco, California. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As a securities broker-dealer, the Company provides advisory services related to mergers and acquisitions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Income. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2021.

Equipment
Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Additions and major renewals are capitalized. Depreciation is calculated using the straight-line method over the estimated useful life of the asset (five to seven years). The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

2. Summary of Significant Accounting Policies *(continued)*

Revenue Recognition

Investment banking revenue consists of retainer and success fees. Retainer fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement. See Note 8, Revenues from Contracts with Customers, for further information.

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the balance sheet. Finance leases are included in property and equipment and other liabilities on the balance sheet. For the year ended December 31, 2021, the Company had one operating and one finance lease. See Note 6, Leases, for further information.

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2017. A gross receipts tax to city and state of $271,250 and $800 were paid in 2021.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

3. Fair Value Measurements *(continued)*

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Restricted preferred stock	-	-	$ 4,298,576	$ 4,298,576
Preferred stock	-	-	10,000	10,000
Total Assets at fair value	-	-	$ 4,308,576	$ 4,308,576

3. Fair Value Measurements *(continued)*

Quantitative information about the Company's Level 3 fair value measurements of its investments as of December 31, 2021 is provided below. No transfers in or out of Level 3 occurred during 2021. In addition to the techniques and inputs noted in the table below, according to the Company's valuation policy, the Company may also use other valuation techniques and methodologies when determining its fair value measurements. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Company's fair value measurements.

Assets		Valuation Technique	Inputs
Restricted preferred stock			
Balance as of January 1, 2021	$ 1,015,072	Cost	Purchase transaction
Purchases during year	649,947	Cost	Purchase transaction
Unrealized gain	2,633,557	Fair Market Value	(a)
Balance as of December 31, 2021	4,298,576	Fair Market Value	
Preferred stock	$ 10,000	Cost	Purchase transaction

(a) Application of revenue and performance multipliers considering business performance and valuations of similar public and private companies.

4. Related Party Transactions

Notes Receivable from Members

On December 12, 2016, the Company entered into a nine year note receivable with a member upon the redemption of members' interests. On June 14, 2017, the terms of events of acceleration were updated. The unpaid principal on this note bears interest at a rate of 1.47% per annum and is due on or after December 12, 2025. As of December 31, 2021, $7,350 of interest on the notes was receivable and the remaining unpaid balance of the note was $250,000.

On June 14, 2017, the Company entered into three nine year notes receivable with members upon the redemption of members' interests. In October 2017, the rate at which interest is accrued on the notes was amended. The unpaid principal on these notes bear interest at an amended rate of 1.96% per annum and is due on or after June 14, 2026. As of December 31, 2021, $29,400 of interest on the notes was receivable and the remaining unpaid principal balance on the notes was $500,000.

On September 1, 2017, the Company entered into two nine year notes receivable with members upon the redemption of members' interests. On October 6, 2017, the rate at which interest is accrued on the notes was amended. The unpaid principal on this note bears interest at an amended rate of 1.94% per annum and is due on or after September 1, 2026. As of December 31, 2021, $11,640 of interest on the notes was receivable and the remaining unpaid principal balance on the notes was $180,000.

The total notes receivable was $978,390 at December 31, 2021.

5. Property and Equipment

Property and equipment consist of the following:

Furniture	$ 226,143
Equipment	207,705
Accumulated depreciation	(433,848)
Total	$ -

6. Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2021, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company entered into an operating lease agreement for office space in San Francisco, California. The term of the lease began on January 1, 2020 and expires on April 30, 2025. For the year ended December 31, 2021, information pertaining to the operating lease was as follows:

Operating Lease ROU Asset	
ROU asset on January 1, 2021	$ 1,758,990
Amortization of ROU asset	(370,432)
Operating lease ROU asset as of December 31, 2021	$ 1,388,558

Payments made on operating lease	$ 466,580
Total operating lease cost included in occupancy and equipment rental on the Statement of Income	$ 455,444
Remaining lease term	40 months
Discount rate	5.0 %

6. Leases *(continued)*

Maturities of Operating Lease Liability	
2022	$ 480,577
2023	494,994
2024	509,844
2025	175,047
Total lease payments	1,660,462
Less discount	(129,588)
Total operating lease liability	$ 1,530,874

On March 1, 2018, the Company entered into a finance lease for office equipment that expires on February 28, 2023. For the year ended December 31, 2021, information pertaining to the finance lease was as follows:

Financed Equipment	
Equipment financing lease obligation on January 1, 2021	$ 13,459
Amortization of ROU asset	(6,031)
Financed equipment as of December 31, 2021	$ 7,428
Payments made on finance lease	$ 6,540
Interest on lease liability included in occupancy and equipment rental on the Statement of Income	$ 509
Remaining lease term	14 months
Discount rate	5.0 %

Maturities of Finance Lease Liability	
2022	$ 6,540
2023	1,090
Total lease payments	7,630
Less discount	(202)
Total finance lease liability included in other liabilities on the Statement of Financial Condition	$ 7,428

7. Loan Payable

The Company received a loan from Bank of America in the amount of $340,767 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan was subject to a note dated May 1, 2020 that was forgiven on February 13, 2021. This forgiven $340,767 loan is included in other income on the Statement of Income.

8. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking

Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements. Financial advisory services primarily consist of fees generated in connection with merger, acquisition and restructuring transactions.

Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided (earned).

8. Revenues from Contracts with Customers *(continued)*

Disaggregation of Revenue

The following tables present the Company's revenues from contracts with customers by business activity for the year ended December 31, 2021:

Major business activity:	
Investment banking – success fees	$ 52,219,684
Investment banking – retainer fees	1,116,512
Total	$ 53,336,196

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2021. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2021.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. For the year ended December 31, 2021, $75,000 of revenue recognized relates to the January 1, 2021 balance of deferred revenue. As of December 31, 2021, deferred retainer revenue related to contracts with customers was $160,000.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There were no receivables related to revenue from a contracts with customers as of December 31, 2020 and 2021.

Contract Costs

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. There was no reimbursed expensed income for the year ended December 31, 2021.

9. Employee Benefit Plan

The Company has a qualified SEP IRA plan (the "Plan") which covers substantially all of its employees meeting certain eligibility requirements. Under the terms of the Plan, the Company may make contributions on behalf of the employees. The percentage contributed is consistent for all employees but may be changed by the Company. The continuance of the Plan is at the sole discretion of the Company. For the year ended December 31, 2021, the Company contributed $627,493 to the Plan.

10. Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2021, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits. At December 31, 2021, cash held at one financial institution exceeded the Federal Deposit Insurance Corporation ("FDIC") limit by $5,650,649.

11. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

12. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company's audited net capital was $4,223,098 which exceeded the requirement by $4,111,261.

13. Subsequent Events

On January 3, 2022, a fourteen percent member withdrew his interest in the Company. In addition, the loans receivable from this member totaling $260,000 of principal and $16,416 of accrued interest were forgiven.

The Company has evaluated all subsequent events through the date the financial statements were available for issuance and has determined there were no additional, material subsequent events to disclose.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

VISTA POINT ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")

AS OF DECEMBER 31, 2021

NET CAPITAL		
Total members' capital		$ 9,725,939
Deductions and/or charges:		
Non-allowable assets:		
Investment in securities	$ 4,308,576	
Prepaid expenses	128,352	
Notes receivable from members	978,390	
Deposits	87,523	
Total deductions and/or charges		5,502,841
Net capital		$ 4,223,098
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required of 6 2/3% of aggregate indebtedness of $1,677,551 or $5,000, whichever is greater		111,837
Excess of net capital over minimum requirement		$ 4,111,261
Aggregate indebtedness		
Accounts payable and accrued expenses		1,331,495
Deferred revenue		160,000
Refundable deposits payable		43,740
Net operating lease liability		142,316
Total aggregate indebtedness		$ 1,677,551
Percent of aggregate indebtedness to net capital		39.72%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

AS OF DECEMBER 31, 2021

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2021	$ 4,223,400
Increase in non-allowable assets	(2,633,857)
Decrease in member's equity	2,633,555
	$ 4,223,098

VISTA POINT ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

FOR THE YEAR ENDED DECEMBER 31, 2021

The Company engages in the private placement of securities, mergers and acquisitions. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

REPORT ON EXEMPTION PROVISIONS

PURSUANT TO RULE 17 C.F.R. §240.15C3-3(K)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Vista Point Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vista Point Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation or identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vista Point Advisors, LLC's management is responsible for compliance with the exemption provisions and tis statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vista Point Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

VISTA POINT ADVISORS

Vista Point Advisors
555 Mission Street, Suite 2650
San Francisco, CA 94105

SEA Rule 15c3-3 Exemption Report

Vista Point Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; (2) private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vista Point Advisors, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael D. Lyon

Michael Lyon
Managing Member & CCO

January 31, 2022